QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(A)

DRAFT—NOT FOR IMMEDIATE RELEASE

Contact:	Daniel Foley—Investors Harrah's Entertainment, Inc. (702) 407-6370	David Strow—Media Harrah's Entertainment, Inc. (702) 407-6530

        HARRAH'S ENTERTAINMENT ANNOUNCES TENDER OFFER FOR CONVERTIBLE SENIOR NOTES

        LAS VEGAS—Harrah's Entertainment, Inc. (NYSE: HET), today announced that its wholly owned subsidiary, Harrah's Operating Company, Inc. ("HOC"), has commenced a cash tender offer for any and all of HOC's outstanding Floating Rate Contingent Convertible Senior Notes due 2024 (the "Notes"), that were originally issued by Caesars Entertainment, Inc. ("Caesars") in April 2004. In connection with the merger of Caesars with and into HOC on June 13, 2005, HOC assumed Caesars' obligations under the Notes and the indenture governing the Notes. The tender offer will commence Wednesday, July 13, 2005, and will expire at 5:00 p.m., Eastern time on Friday, August 12, 2005 unless extended or earlier terminated. Tendered notes may be withdrawn at any time prior to the expiration time.

        HOC is offering to purchase the Notes for cash at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest (including liquidated damages, if any) to but excluding the payment date. Assuming that all of the outstanding notes are tendered in the tender offer, the aggregate purchase price required for HOC to purchase the tendered notes and to pay related fees and expenses is estimated to be approximately $376,230,000. HOC expects to fund the tender offer with cash on hand and/or borrowings under its credit facility.

        The offer is being made pursuant to the indenture, as amended, governing the Notes, which requires HOC to offer to purchase the Notes following a change of control of Caesars. A change of control of Caesars, as defined in the indenture, occurred as a result of Caesars merger with and into HOC. All notes purchased pursuant to the tender offer will be retired upon consummation of the tender offer.

        The terms and conditions of the tender offer appear in HOC's change of control notice and offer to purchase dated July 13, 2005 (the "Offer to Purchase"). Copies of the Offer to Purchase will be mailed to all holders of the Notes. Subject to applicable law and certain provisions in the indenture, HOC may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer. The tender offer is not conditioned on a minimum amount of Notes being tendered. The consummation of the tender offer is subject to the terms and conditions described in the Offer to Purchase.

        U.S. Bank National Association is acting as paying agent for the tender offer. Copies of the Offer to Purchase may be obtained at no charge from the paying agent at (800) 934-6802 or from the SEC's web site at www.sec.gov. Additional information concerning the terms of the tender offer, including all questions relating to the mechanics of the tender offer, may be obtained by contacting the paying agent at the same telephone number.

        This news release is not an offer to purchase, or a solicitation of an offer to sell securities with respect to any Notes. The tender offer may only be made pursuant to the Offer to Purchase.

        Harrah's Entertainment, Inc. is the world's largest provider of branded casino entertainment. Since its beginning in Reno, Nevada 67 years ago, Harrah's has grown through development of new properties, expansions and acquisitions. On June 13, 2005, Harrah's Entertainment acquired Caesars Entertainment, Inc. and now owns or manages through various subsidiaries more than 40 casinos in three countries, primarily under the Harrah's, Caesars and Horseshoe brand names. With nearly 4 million square feet of casino space, more than 40,000 hotel rooms and nearly 100,000 employees, the

Harrah's portfolio is the most diverse in the gaming industry. Harrah's Entertainment is focused on building loyalty and value with its customers through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership.

        More information about Harrah's is available at its Web site - www.harrahs.com.

        This release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, including HOC's completion of the tender offer. These forward-looking statements are based on current expectations and projections about future events.

        Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks relating to prevailing conditions in the public capital markets and the other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein).

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

QuickLinks

  Exhibit (a)(5)(A)